UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-41445

Jianzhi Education Technology Group Company Limited

15/F, Tower A, Yingdu Building, Zhichun Road

Haidian District, Beijing 100086

People’s Republic of China

+86 10 58732560

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Jianzhi Education Has Regained Compliance with Nasdaq’s Minimum Bid Price Requirement

Jianzhi Education Technology Group Company Limited (the “Company” or “Jianzhi Education”) (NASDAQ: JZ), a leading provider of digital educational content in China, today announced that it has received a notification letter (the “Compliance Notice”) from the Nasdaq Listing Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”) dated July 14, 2025, informing the Company that it has regained compliance with Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”).

As previously announced, the Company received a notification letter from the Nasdaq dated January 15, 2025, indicating that for the last 30 consecutive business days, the closing bid price for the Company’s American depositary shares (the “ADSs”) was below the minimum bid price of US$1.00 per share requirement set forth in Nasdaq Listing Rule 5550(a)(2). Pursuant to the Nasdaq Listing Rules 5810(c)(3)(A), the Company is provided with a compliance period of 180 calendar days, or until July 14, 2025, to regain compliance under the Listing Rules. If at any time during the 180-day compliance period, the closing bid price of the Company’s ADSs is US$1.00 per share or higher for a minimum of ten consecutive business days, the Nasdaq will provide the Company with written confirmation of compliance and the matter will be closed. According to the Compliance Notice, for the last eighteen consecutive business days, from June 16 through July 11, 2025, the closing bid price of the Company’s ADSs has been at $1.00 per share or greater. Accordingly, the Company has regained compliance with the Minimum Bid Price Requirement, and the matter is closed.

Neither this report nor the exhibits constitute an offer to sell, or the solicitation of an offer to buy our securities, nor shall there be any sale of our securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

The information in this Form 6-K, including the exhibits shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

Exhibit Index

Exhibit No.	Description
Exhibit 99.1	Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jianzhi Education Technology Group Company Limited

	By:	/s/ Yong Hu
	Name:	Yong Hu
	Title:	Director and Chief Executive Officer

Date: July 15, 2025

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